Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2014 Financial Results

SHANGHAI, March 5, 2015 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the fourth quarter and fiscal year of 2014 ended December 31, 2014.

Fourth Quarter 2014 Financial Highlights:

•	Total revenues increased 11.9% over Q4 2013 to RMB528.6 million (US$85.2 million), within the Company’s guidance range
•	Online recruitment services revenues increased 10.3% over Q4 2013 to RMB319.1 million (US$51.4 million), which reflected the impact of a 6% value-added tax (“VAT”) policy change effective June 1, 2014
•	Gross margin of 70.8% compared with 71.3% in Q4 2013
•	Income from operations increased 15.2% over Q4 2013 to RMB153.6 million (US$24.8 million)
•	Fully diluted earnings per share were RMB1.39 (US$0.22)
•	Excluding share-based compensation expense, gain from foreign currency translation, convertible senior notes issuance costs and change in fair value of convertible notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB3.08 (US$0.50), exceeding the Company’s guidance range

Fiscal Year 2014 Financial Highlights:

•	Total revenues increased 13.2% over 2013 to RMB1,897.3 million (US$305.8 million)
•	Gross margin of 72.9% compared with 72.5% in 2013
•	Operating income increased 7.2% over 2013 to RMB523.6 million (US$84.4 million)
•	Fully diluted earnings per share were RMB7.35 (US$1.18)
•	Excluding share-based compensation expense, gain from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB10.57 (US$1.70)
•	Cash and short-term investments increased to RMB4,494.7 million (US$724.4 million) as of December 31, 2014

- more -

51job, Inc. Reports Fourth Quarter and Fiscal Year 2014 Financial Results

March 5, 2015

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “Despite a slower economic growth environment in China in 2014, employers have stayed active in recruitment, and we have continued to execute our strategic plan. While we have been investing in our brand, sales infrastructure and product development efforts, we have also maintained solid financial discipline to deliver consistent profitable returns to our shareholders. We remain excited about the wide spectrum of opportunities ahead of us, and we are positioning 51job to expand and deepen its presence across all facets and segments of the HR space in China.”

Fourth Quarter 2014 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2014 were RMB528.6 million (US$85.2 million), an increase of 11.9% from RMB472.4 million for the same quarter in 2013.

Online recruitment services revenues for the fourth quarter of 2014 were RMB319.1 million (US$51.4 million), representing a 10.3% increase from RMB289.2 million for the same quarter of the prior year. The growth was principally due to an increase in the number of unique employers using online recruitment services, which was partially offset by a decrease in average revenue per unique employer and the implementation of a 6% VAT policy change effective June 1, 2014. Unique employers increased 18.2% to 278,846 in the fourth quarter of 2014 compared with 235,940 in the same quarter of the prior year driven by new customer acquisition and greater acceptance of online recruitment services by employers. However, average revenue per unique employer decreased 6.7% in the fourth quarter of 2014 as compared with the same quarter in 2013 primarily due to the effect of the VAT policy change on online recruitment services revenues and the addition of new customers who generally purchase introductory, lower priced services.

Print advertising revenues for the fourth quarter of 2014 decreased 75.0% to RMB1.5 million (US$0.2 million) compared with RMB5.8 million for the same quarter in 2013 primarily due to the ongoing business transition away from print advertising services. The estimated number of print advertising pages generated in the fourth quarter of 2014 was 16 pages compared with 244 pages in the same quarter in 2013. The Company operated a print publication in the city of Xian as of December 31, 2014 compared with two cities as of December 31, 2013.

Other human resource related revenues for the fourth quarter of 2014 increased 17.3% to RMB208.0 million (US$33.5 million) from RMB177.3 million in the same quarter of 2013 primarily due to growth and usage of business process outsourcing, training and seasonal campus recruitment services.

Gross profit for the fourth quarter of 2014 increased 12.6% to RMB363.9 million (US$58.7 million) from RMB323.3 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 70.8% in the fourth quarter of 2014 compared with 71.3% in the same quarter in 2013.

- more -

51job, Inc. Reports Fourth Quarter and Fiscal Year 2014 Financial Results

March 5, 2015

Operating expenses for the fourth quarter of 2014 increased 10.7% to RMB210.3 million (US$33.9 million) from RMB190.0 million for the same quarter of 2013. Sales and marketing expenses for the fourth quarter of 2014 increased 13.9% to RMB145.3 million (US$23.4 million) from RMB127.5 million for the same quarter of the prior year primarily due to additional sales headcount, higher employee compensation expenses and greater marketing expenditures. General and administrative expenses for the fourth quarter of 2014 increased 4.1% to RMB65.1 million (US$10.5 million) from RMB62.5 million in the fourth quarter of 2013 primarily due to higher employee compensation expenses, including share-based compensation, as well as greater office and depreciation expenses, which was partially offset by lower professional services fees.

Income from operations for the fourth quarter of 2014 increased 15.2% to RMB153.6 million (US$24.8 million) from RMB133.3 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, was 29.9% in the fourth quarter of 2014 compared with 29.4% in the same quarter of 2013. Excluding share-based compensation expense, operating margin would be 34.2% in the fourth quarter of 2014 compared with 33.5% in the same quarter of 2013.

In April 2014, the Company completed an offering of US$172.5 million in convertible senior notes. In the fourth quarter of 2014, the Company recognized a mark-to-market, non-cash loss of RMB85.0 million (US$13.7 million) associated with a change in the fair value of convertible notes.

Other income in the fourth quarter of 2014 included local government financial subsidies of RMB20.2 million (US$3.3 million) compared with RMB30.3 million in the same quarter of 2013. The effective tax rate in the fourth quarter of 2014 increased to 29.6% compared with 14.9% in the fourth quarter of 2013 as a result of non-tax deductible items, primarily the change in fair value of convertible notes, which comprised a large portion of the income before income tax base. The effective tax rate on non-GAAP results in the fourth quarter of 2014 was 15.6% compared with 13.4% in the fourth quarter of 2013.

Net income for the fourth quarter of 2014 was RMB81.3 million (US$13.1 million) compared with RMB155.3 million for the same quarter in 2013. Fully diluted earnings per share for the fourth quarter of 2014 were RMB1.39 (US$0.22) compared with RMB2.57 for the same quarter in 2013.

In the fourth quarter of 2014, total share-based compensation expense was RMB22.1 million (US$3.6 million) compared with RMB18.3 million in the fourth quarter of 2013. The Company also recognized a gain from foreign currency translation of RMB4.5 million (US$0.7 million) in the fourth quarter of 2014 compared with a loss of RMB1.3 million in the fourth quarter of 2013.

- more -

51job, Inc. Reports Fourth Quarter and Fiscal Year 2014 Financial Results

March 5, 2015

Excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs and change in fair value of convertible notes, as well as the related tax effect of these items, non-GAAP adjusted net income for the fourth quarter of 2014 increased 5.3% to RMB184.1 million (US$29.7 million) compared with RMB174.9 million for the fourth quarter of 2013. Non-GAAP adjusted fully diluted earnings per share were RMB3.08 (US$0.50) in the fourth quarter of 2014 compared with RMB2.89 in the fourth quarter of 2013.

Fiscal Year 2014 Unaudited Financial Results

Total revenues for 2014 were RMB1,897.3 million (US$305.8 million), an increase of 13.2% from RMB1,676.7 million in 2013. Income from operations for 2014 increased 7.2% to RMB523.6 million (US$84.4 million) from RMB488.6 million in 2013.

Unique employers using the Company’s online recruitment services grew 16.2% to 388,158 in 2014 from 333,973 in 2013. An employer who purchases online services multiple times or in multiple quarters throughout the fiscal year is counted as one unique employer for the annual total. The estimated number of print advertising pages generated in 2014 decreased 81.6% to 275 compared with 1,492 estimated pages in 2013.

Net income for 2014 decreased 12.3% to RMB438.9 million (US$70.7 million) from RMB500.6 million in 2013. Fully diluted earnings per share for 2014 was RMB7.35 (US$1.18) compared with RMB8.33 for the same period in 2013.

Excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, non-GAAP adjusted net income for 2014 increased 11.5% to RMB637.9 million (US$102.8 million) from RMB572.0 million in 2013. Non-GAAP adjusted fully diluted earnings per share were RMB10.57 (US$1.70) for 2014 compared with RMB9.52 in 2013.

As of December 31, 2014, cash and short-term investments totaled RMB4.494.7 million (US$724.4 million) compared with RMB3,147.5 million as of December 31, 2013. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions, the seasonality effect of the later calendar date for the Chinese New Year holiday in 2015 versus 2014, and factoring in the VAT policy change, the Company’s total revenues target for the first quarter of 2015 is in the estimated range of RMB460 million to RMB480 million (US$74.1 million to US$77.4 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2015 is in the estimated range of RMB2.10 to RMB2.30 (US$0.34 to US$0.37) per share. The Company expects total share-based compensation expense in the first quarter of 2015 to be in the estimated range of RMB22 million to RMB23 million (US$3.5 million to US$3.7 million).

- more -

51job, Inc. Reports Fourth Quarter and Fiscal Year 2014 Financial Results

March 5, 2015

Recent Business Developments

In February 2015, the Company launched the beta version of a new website called 51JingYing (“JingYing”), http://www.51jingying.com. JingYing targets the higher end of the recruitment spectrum and provides a platform to connect headhunters and more experienced workers. The features of JingYing include more powerful search capabilities that better prioritize relevant positions and candidates, a private communication channel, and a mobile app with a name card scanning function.

The Company has been actively pursuing a number of acquisition and investment opportunities. Recently, the Company has entered into definitive agreements with some target companies. These companies include an established recruitment site focused on new college graduates and students in China, and providers of professional assessment, training and HR consulting services in China. These investments will be funded from existing cash resources, and total consideration is expected to be up to RMB270 million (US$43.5 million), subject to closing conditions and adjustments, if any. The Company expects closing to occur in the second quarter of 2015.

Management Change

The Company announced today the departure of Jones Haijun Yu, Vice President of Sales, to pursue other interests. “We thank Jones for his many years of service and contribution to 51job’s growth and success,” said Mr. Yan. “We wish him all the best in his future endeavors.”

Other Company News

In June 2014, the Company’s shareholders approved an increase to a share repurchase program originally authorized in September 2008 from US$25 million to US$75 million. In the fourth quarter of 2014, the Company repurchased 348,793 ADSs in the open market for an aggregate consideration of US$10.6 million, including transaction fees.

In January 2015, the Company entered into an agreement to acquire approximately 1,615 square meters of office space in Shanghai to accommodate its growing business operations. The purchase price was RMB42.0 million (US$6.8 million), which has been paid to the seller in the first quarter of 2015. The transaction was funded from the Company’s existing cash resources.

- more -

51job, Inc. Reports Fourth Quarter and Fiscal Year 2014 Financial Results

March 5, 2015

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.2046 to US$1.00, the noon buying rate on December 31, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 8:00 p.m. Eastern Time on March 5, 2015 (9:00 a.m. Shanghai / Hong Kong time zone on March 6, 2015) to discuss its fourth quarter and fiscal year 2014 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 2397385 and the following telephone numbers:

US: +1-866-839-8029

Hong Kong: +852-2598-7556

International: +1-914-449-1588

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such translation gain/loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding convertible senior notes issuance costs and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such costs are one-time, non-recurring and not attributable to the underlying performance of the Company’s business. The Company believes excluding change in fair value of convertible notes and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such change is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding change in fair value of zero-strike call options and its related tax effect from its non-GAAP financial measures is useful for its management and investors as such change is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

- more -

51job, Inc. Reports Fourth Quarter and Fiscal Year 2014 Financial Results

March 5, 2015

About 51job

51job is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at http://www.51job.com and mobile applications, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the first quarter of 2015, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2015; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry; any risks related to acquisitions or investments the Company has made or will make in the future; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the first quarter of 2015 or as a result of new information, future events or otherwise.

- more -

51job, Inc. Reports Fourth Quarter and Fiscal Year 2014 Financial Results

March 5, 2015

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
(In thousands, except share and per share data)	December 31, 2013 (unaudited)	December 31, 2014 (unaudited)	December 31, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	289,239	319,087	51,428
Print advertising	5,844	1,459	235
Other human resource related revenues	177,323	208,047	33,531

Total revenues	472,406	528,593	85,194

Less: Business and related taxes	(19,252)	(14,674)	(2,365)

Net revenues	453,154	513,919	82,829

Cost of services (Note 2)	(129,853)	(149,998)	(24,175)

Gross profit	323,301	363,921	58,654

Operating expenses:
Sales and marketing (Note 3)	(127,510)	(145,256)	(23,411)
General and administrative (Note 4)	(62,475)	(65,059)	(10,486)

Total operating expenses	(189,985)	(210,315)	(33,897)

Income from operations	133,316	153,606	24,757
(Loss) Gain from foreign currency translation	(1,344)	4,525	729
Interest and investment income, net	20,238	22,743	3,665
Convertible senior notes issuance costs	—	(312)	(50)
Change in fair value of convertible notes	—	(84,977)	(13,696)
Other income, net	30,132	19,802	3,192

Income before income tax expense	182,342	115,387	18,597
Income tax expense	(27,082)	(34,131)	(5,501)

Net income	155,260	81,256	13,096

Other comprehensive income:
Foreign currency translation adjustments	(66)	(66)	(11)

Comprehensive income	155,194	81,190	13,085

Earnings per share:
Basic	2.63	1.42	0.23
Diluted (Note 5)	2.57	1.39	0.22

Weighted average number of common shares outstanding:
Basic	59,043,449	57,422,616	57,422,616
Diluted	60,528,878	58,550,302	58,550,302

__________

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2046 to US$1.00 on December 31, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Includes share-based compensation expense of RMB2,929 and RMB3,496 (US$564) for the three months ended December 31, 2013 and 2014, respectively.
3.	Includes share-based compensation expense of RMB2,518 and RMB3,006 (US$484) for the three months ended December 31, 2013 and 2014, respectively.
4.	Includes share-based compensation expense of RMB12,836 and RMB15,576 (US$2,510) for the three months ended December 31, 2013 and 2014, respectively.
5.	Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the three months ended December 31, 2014 because the effect would be anti-dilutive.

- more -

51job, Inc. Reports Fourth Quarter and Fiscal Year 2014 Financial Results

March 5, 2015

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Year Ended
(In thousands, except share and per share data)	December 31, 2013 (unaudited)	December 31, 2014 (unaudited)	December 31, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	1,084,448	1,248,101	201,157
Print advertising	51,023	14,247	2,296
Other human resource related revenues	541,270	634,945	102,335

Total revenues	1,676,741	1,897,293	305,788

Less: Business and related taxes	(68,073)	(64,840)	(10,450)

Net revenues	1,608,668	1,832,453	295,338

Cost of services (Note 2)	(442,454)	(496,000)	(79,941)

Gross profit	1,166,214	1,336,453	215,397

Operating expenses:
Sales and marketing (Note 3)	(459,802)	(563,565)	(90,830)
General and administrative (Note 4)	(217,765)	(249,275)	(40,176)

Total operating expenses	(677,567)	(812,840)	(131,006)

Income from operations	488,647	523,613	84,391
(Loss) Gain from foreign currency translation	(6,522)	10,039	1,618
Interest and investment income, net	75,301	88,739	14,302
Convertible senior notes issuance costs	—	(47,522)	(7,659)
Change in fair value of convertible notes	—	(55,355)	(8,922)
Change in fair value of zero-strike call options	—	(24,874)	(4,009)
Other income, net	43,522	57,305	9,236

Income before income tax expense	600,948	551,945	88,957
Income tax expense	(100,308)	(113,035)	(18,218)

Net income	500,640	438,910	70,739

Other comprehensive income:
Foreign currency translation adjustments	(88)	(9)	(1)

Comprehensive income	500,552	438,901	70,738

Earnings per share:
Basic	8.55	7.51	1.21
Diluted (Note 5)	8.33	7.35	1.18

Weighted average number of common shares outstanding:
Basic	58,551,925	58,475,397	58,475,397
Diluted	60,069,197	59,691,993	59,691,993

__________

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2046 to US$1.00 on December 31, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Includes share-based compensation expense of RMB10,391 and RMB12,997 (US$2,095) for 2013 and 2014, respectively.
3.	Includes share-based compensation expense of RMB8,933 and RMB11,173 (US$1,800) for 2013 and 2014, respectively.
4.	Includes share-based compensation expense of RMB45,534 and RMB57,210 (US$9,221) for 2013 and 2014, respectively.
5.	Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for 2014 because the effect would be anti-dilutive.

- more -

51job, Inc. Reports Fourth Quarter and Fiscal Year 2014 Financial Results

March 5, 2015

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
(In thousands, except share and per share)	December 31, 2013 (unaudited)	December 31, 2014 (unaudited)	December 31, 2014 (unaudited)
	RMB	RMB	USD (Note 1)

GAAP income before income tax expense	182,342	115,387	18,597
Add back: Share-based compensation expense	18,283	22,078	3,558
Add back: Loss (Gain) from foreign currency translation	1,344	(4,525)	(729)
Add back: Convertible senior notes issuance costs	—	312	50
Add back: Change in fair value of convertible notes	—	84,977	13,696

Non-GAAP income before income tax expense	201,969	218,229	35,172

GAAP income tax expense	(27,082)	(34,131)	(5,501)
Tax effect of share-based compensation expense, loss (gain) from foreign currency translation, convertible senior notes issuance costs and change in fair value of convertible notes	0	(20)	(3)

Non-GAAP income tax expense	(27,082)	(34,151)	(5,504)

Non-GAAP adjusted net income	174,887	184,078	29,668

Non-GAAP adjusted earnings per share:
Basic	2.96	3.21	0.52
Diluted (Note 2)	2.89	3.08	0.50

Weighted average number of common shares outstanding:
Basic	59,043,449	57,422,616	57,422,616
Diluted	60,528,878	62,585,974	62,585,974

	For the Year Ended
(In thousands, except share and per share data)	December 31, 2013 (unaudited)	December 31, 2014 (unaudited)	December 31, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	600,948	551,945	88,957
Add back: Share-based compensation expense	64,858	81,380	13,116
Add back: Loss (Gain) from foreign currency translation	6,522	(10,039)	(1,618)
Add back: Convertible senior notes issuance costs	—	47,522	7,659
Add back: Change in fair value of convertible notes	—	55,355	8,922
Add back: Change in fair value of zero-strike call options	—	24,874	4,009

Non-GAAP income before income tax expense	672,328	751,037	121,045

GAAP income tax expense	(100,308)	(113,035)	(18,218)
Tax effect of share-based compensation expense, loss (gain) from foreign currency translation, convertible senior notes issuance costs, change in fair value of convertible notes and change in fair value of zero-strike call options	(5)	(144)	(23)
Non-GAAP income tax expense	(100,313)	(113,179)	(18,241)

Non-GAAP adjusted net income	572,015	637,858	102,804

Non-GAAP adjusted earnings per share:
Basic	9.77	10.91	1.76
Diluted (Note 3)	9.52	10.57	1.70

Weighted average number of common shares outstanding:
Basic	58,551,925	58,475,397	58,475,397
Diluted	60,069,197	62,718,747	62,718,747

________________

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2046 to US$1.00 on December 31, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
2.	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,576 related to the convertible senior notes to the numerator of Non-GAAP adjusted net income and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of common shares for the three months ended December 31, 2014.
3.	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB25,078 related to the convertible senior notes to the numerator of Non-GAAP adjusted net income and the addition of the weighted average maximum number of 3,026,754 potentially converted shares related to the convertible senior notes to the denominator of common shares for 2014.

- more -

51job, Inc. Reports Fourth Quarter and Fiscal Year 2014 Financial Results

March 5, 2015

51job, Inc.

Consolidated Balance Sheets

	As of
(In thousands, except share and per share data)	December 31, 2013 (unaudited)	December 31, 2014 (unaudited)	December 31, 2014 (unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,065,543	1,074,096	173,113
Restricted cash	15,489	37,660	6,070
Short-term investments	2,081,964	3,420,650	551,309
Accounts receivable (net of allowance of RMB3,347 and RMB1,103 as of December 31, 2013 and 2014, respectively)	62,808	74,670	12,034
Prepayments and other current assets	345,061	428,432	69,051
Deferred tax assets, current	9,757	10,256	1,653

Total current assets	3,580,622	5,045,764	813,230

Non-current assets:
Property and equipment, net	519,277	519,558	83,738
Intangible assets, net	3,652	7,696	1,240
Other long-term assets	18,808	8,626	1,390
Deferred tax assets, non-current	632	76	12

Total non-current assets	542,369	535,956	86,380

Total assets	4,122,991	5,581,720	899,610

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	22,858	22,632	3,648
Salary and employee related accrual	60,076	69,380	11,182
Taxes payable	78,100	110,391	17,792
Advance from customers	411,877	489,066	78,823
Other payables and accruals	212,978	272,505	43,920

Total current liabilities	785,889	963,974	155,365

Non-current liabilities:
Deferred tax liabilities, non-current	5,983	12,593	2,030
Convertible senior notes	—	1,111,207	179,094

Total non-current liabilities	5,983	1,123,800	181,124

Total liabilities	791,872	2,087,774	336,489

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 59,144,055 and 59,004,772 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	48	48	8
Additional paid-in capital	1,316,713	1,040,639	167,720
Statutory reserves	8,456	10,785	1,738
Accumulated other comprehensive income	1,541	1,532	247
Retained earnings	2,004,361	2,440,942	393,408

Total shareholders’ equity	3,331,119	3,493,946	563,121

Total liabilities and shareholders’ equity	4,122,991	5,581,720	899,610

__________

Note 1:	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.2046 to US$1.00 on December 31, 2014 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

###